FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	February 1, 2006	WRITER'S DIRECT LINE 414.297.5660 rteigen@foley.com Email
VIA EDGAR		CLIENT/MATTER NUMBER 068916-0101

Ms. Christina DiAngelo
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Re:	Leuthold Funds, Inc. File No. 811-9094

Dear Ms. DiAngelo:

        Leuthold Funds, Inc. (the “Registrant”) has asked me to respond to the oral comments to its June 30, 2005 Form N-Q and its September 30, 2005 Form N-CSR which you provided to the Registrant on January 11, 2006.

Form N-CSR – September 30, 2005 Annual Report

Page 10 – In the “Actual Expenses” section it states, “Although the funds charge no sales load or transactions fees…” It is the view of the SEC that the redemption fee charged on redemptions that occur within five business days of the share purchase constitutes a transaction fee.

Response – Registrant has advised me that it will insert in that section in future annual and semi-annual reports a parenthetical reference to the 2% redemption fee charged by the Core Investment Fund for redemptions made within five business days after a purchase.

Page 10 – In the “Actual Expenses” section it states, “However, the example below does not include portfolio trading commissions and related expenses, interest expense or dividends on short positions taken by the funds and other extraordinary expenses as determined under generally accepted accounting principles.” It is the view of the SEC that interest expenses and dividends on short positions are not extraordinary expenses.

Response – Registrant agrees that interest expenses and dividends on short positions are not extraordinary expenses and will delete the word “other” in future annual and semi-annual reports to avoid any confusion.

Page 11 – The Expense Example Tables for the Leuthold Core Investment Fund and the Grizzly Short Fund use footnotes to indicate the actual and hypothetical costs if dividends and interest on short positions were included. The SEC would prefer to see the examples switched such that the cost of investment with dividends and interest on short positions is demonstrated in the table, and the costs excluding dividends and interest on short positions is footnoted.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Ms. Christina DiAngelo
February 1, 2006

Response – Registrant has advised me that it will make the requested change in future filings.

Page 14 – The plot points for the S&P 500 Index appear to be different from the September 30, 2004 Annual Report.

Response – Registrant acknowledges that the plotting of the S&P 500 Index in the September 30, 2004 Annual Report was incorrect.

Page 17 – A footnote should be added to the “Net Asset Value, Redemption Price and Offering Price Per Share” line indicating that the Redemption Price may be different from the Net Asset Value if a redemption fee is applied.

Response – Registrant has advised me that it will add this footnote in future filings.

Page 21 – A distribution to shareholders was made from return of capital. Per Section 19 of the Investment Company Act of 1940, shareholders need to be notified of the source of this distribution.

Response – Registrant has advised me that the source of the distribution identified as from return of capital in footnote 1(b) was actually net income determined in accordance with “good accounting practice” within the meaning of Section 19(a)(1) of the Investment Company Act of 1940. Footnote 1(b) states that income for tax purposes may differ from that reported on the financial statements because of permanent book-to-tax differences. Compliance with Section 19 is measured by financial accounting and not tax accounting.

Page 41 – The “Subsequent Events” footnote refers to the Refco Capital bankruptcy. Please discuss how the value of the Leuthold Core Investment Fund was impacted by fair valuation procedures implemented as of October 13, 2005.

Response – Registrant has advised me that it monitors the events of the Refco Capital bankruptcy daily and applies fair valuation procedures daily to the assets impacted. Approximately 5-6% of the assets of the Leuthold Core Investment Fund are impacted by the bankruptcy. Typically application of the fair value pricing policy results in a net asset value that is between 1% and 1.75% less than the net asset value that would have resulted had the fair value pricing policy not been applied.

Page 45 – Information on how the Funds voted proxies is not available on the Funds’ website, as stated in the “Availability Of Proxy Voting Information”.

Response – Registrant has advised that it concurs and will only refer to the SEC’s website for information on how proxies were voted in future filings.

Ms. Christina DiAngelo
February 1, 2006

Form N-CSR – September 30, 2005

Comment – It appears that Item 4(e)(2) of the instructions for filing form N-CSR has not been addressed.

Response – Registrant has advised me that it is the policy of the audit committee to pre-approve all audit and non-audit services. The Item 4(e)(2) percentage of Audit-Related Fees, Tax Fees and All Other Fees for which the pre-approval was waived was 0%. The Registrant has advised that it will disclose this percentage in future filings.

Form N-Q – June 30, 2005

Comment – Footnotes need to contain tax cost information per Footnote 8 of Article 12-12 of Regulation S-X.

Response – Registrant has advised me that it will provide the information required by Footnote 8 of Article 12-12 of Regulation S-X in future filings.

The Registrant has advised me that it acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and,

•	Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant has advised me that it understands that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours, /s/ Richard L. Teigen Richard L. Teigen

cc:	David Cragg Roger Peters Starr Frohlich